1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

November 18, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kevin Dougherty

Re:	Brooge Holdings Limited

Amendment No. 2 to Registration Statement on Form F-4

Filed November 14, 2019

File No. 333-233964

Dear Mr. Dougherty:

On behalf of Brooge Holdings Limited (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on November 15, 2019, regarding the Registration Statement on Form F-4 submitted to the Commission on November 14, 2019 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. As specified by the Staff by phone, despite the language in the Staff’s comment letter, the Company is not required to file an amendment to the Registration Statement in response to this comment.

Form F-4/A2 filed November 14, 2019

The Share Issuance Proposal, page 116

1.	In response to prior comment 2, you indicated that “as of now, the Company has not obtained any commitments from private investors to purchase securities of the Company.” At page 116, you state that an applicable NASDAQ rule requires Twelve Seas to obtain shareholder approval because “the issuance of securities in potential financing transactions in connection with the Business Combination will exceed 20% of the currently outstanding ordinary shares of Twelve Seas….” Since you have elected to include the share issuance proposal for the greater than 20% issuance of the ordinary shares of Twelve Seas in connection with potential financing transactions, please explain how you will notify shareholders prior to the meeting of the terms (or lack thereof) of such financing transactions. Please confirm that you will resolicit the vote if the initial proxy materials are distributed prior to finalizing any such material financing transactions.

In response to the Staff’s comment, please note that in the event the Company enters into a financing transaction in connection with the Business Combination that requires approval by the shareholders of Twelve Seas Investment Company, public disclosure of the terms of such financing will be made prior to the meeting by either the filing of a prospectus supplement, the filing of a Form 8-K and/or the issuance of a press release. If necessary, Twelve Seas will resolicit the vote of its shareholders prior to consummating any such financing transaction.

In addition, the Company will amend the language in the final prospectus to clarify that the share issuance proposal will only be applicable if the Company enters into a financing transaction that triggers the NASDAQ rule requiring a vote of Twelve Seas Investment Company shareholders.

We thank the Staff in advance for its review and consideration of the Registration Statement. If you have further comments or questions regarding the foregoing, please contact the undersigned at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Benjamin S. Reichel

cc:	Meclomen Maramot